                                               Filed Pursuant to Rule 424(b)(5)
                                               Registration No. 333-51705

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 8, 1998)

                                 $200,000,000
                          COOPER CAMERON CORPORATION
                 1.75% CONVERTIBLE SENIOR DEBENTURES DUE 2021

                               ----------------

                  Interest payable on May 15 and November 15

                               ----------------

Holders may convert the debentures into shares of our common stock at a conversion price of $95.095 per share, subject to adjustment in certain events.

                               ----------------

On or after May 18, 2006, we may redeem any of the debentures at 100% of the principal amount thereof, plus accrued and unpaid interest. Holders may require us to repurchase the debentures at 100% of the principal amount thereof, plus accrued and unpaid interest, on May 18, 2006, May 18, 2011 and May 18, 2016.

                               ----------------

The debentures will rank equally with our other unsecured senior indebtedness and will be junior to our secured indebtedness and all liabilities of our subsidiaries.

                               ----------------

For a more detailed description of the debentures, see "Description of Debentures" beginning on page S-9.

                               ----------------

Our common stock is listed on the New York Stock Exchange under the symbol "CAM." On May 10, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $65.40 per share.

                               ----------------

Investing in the debentures involves risks. See "Risk Factors" beginning on page S-6.

                               ----------------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                               ----------------

                                                  Underwriting
                                  Price to        Discounts and      Proceeds to
                                   Public          Commissions         Company
                                  --------        -------------      -----------
Per Debenture................       100%              1.75%            98.25%
Total........................   $200,000,000       $3,500,000       $196,500,000


The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the debentures to purchasers on May 16, 2001.

                               ----------------
                          MORGAN STANLEY DEAN WITTER

May 10, 2001

                               TABLE OF CONTENTS

       Prospectus Supplement          Page
       ---------------------          ----
Information Relating to Forward-
 Looking Statements.................   S-2
Prospectus Supplement Summary.......   S-3
Risk Factors........................   S-6
Use of Proceeds.....................   S-7
Common Stock Price Range............   S-7
Ratio of Earnings to Fixed Charges..   S-7
Capitalization......................   S-8
Description of Debentures...........   S-9
Certain United States Federal Income
 Tax Considerations.................  S-19
Underwriter.........................  S-25
Legal Matters.......................  S-26

            Prospectus              Page
            ----------              ----
Available Information..............   2
Incorporation of Certain Documents
 by Reference......................   2
The Company........................   3
Risk Factors.......................   3
Use of Proceeds....................   5
Ratio of Earnings to Fixed
 Charges...........................   5
Description of Debt Securities.....   5
Description of Capital Stock.......  14
Description of Warrants............  17
Plan of Distribution...............  18
Legal Matters......................  19
Experts............................  19

                               ----------------

   This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of debentures and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the debentures.

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We are offering to sell the debentures only where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the dates of the documents incorporated by reference, regardless of the time of delivery of this prospectus supplement or of any sale of the convertible senior debentures.

              INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

   This prospectus supplement includes forward-looking statements that are subject to certain risks and uncertainties that could cause actual results or facts to differ materially from those statements for a variety of reasons, including, but not limited to: industry conditions, changes in product supply, pricing and customer demand, competition and changes in relationships with key suppliers, as well as other factors detailed in our other filings with the Securities and Exchange Commission. If one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary significantly from those indicated. Forward-looking statements are those statements that are not statements of historical fact. You can identify these forward-looking statements by forward-looking words like "expects," "anticipates," "intends," "plans," "may," "will," "believes," "seeks," "estimates" and similar expressions. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. We undertake no obligation to update publicly or revise any of the forward-looking statements.

                         PROSPECTUS SUPPLEMENT SUMMARY

   The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, included or incorporated by reference in this prospectus supplement or the accompanying prospectus. References to "we," "us," "our" or "Cooper Cameron" refer to Cooper Cameron Corporation and its subsidiaries, unless the context requires otherwise or the text indicates otherwise.

                           COOPER CAMERON CORPORATION

General

   We design, manufacture, market and service equipment used by the oil and gas industry and industrial manufacturing companies. We are a leading international provider of oil and gas pressure control systems, equipment and services, including valves, wellheads, controls, chokes, blowout preventers, drilling and production control systems and assembled systems for oil and gas drilling, production and transmission used in onshore, offshore and subsea applications. We also are a leading manufacturer of gas compressors and turbochargers used principally in oil and gas production and transmission applications and in industrial, manufacturing and power generation applications. We manufacture integral gear centrifugal air compressors that provide oil-free air for use in a variety of industrial applications. We operate internationally and have manufacturing plants and service centers in numerous locations, including the United States, the United Kingdom, Canada, France, Norway, Ireland, Singapore, Germany, The Netherlands, Australia, Mexico, Argentina, Nigeria and Brazil.

The Concurrent Offering

   Concurrently with the offering of the debentures offered by this prospectus supplement, we are offering, under a separate prospectus supplement, $320,756,000 principal amount at maturity of our zero coupon convertible senior debentures due 2021. The estimated net proceeds from the sale of the zero coupon convertible senior debentures due 2021 is approximately $245 million.

                                  THE OFFERING

Securities Offered............  $200,000,000 aggregate principal amount of
                                1.75% convertible senior debentures due 2021.

Maturity Date.................  The debentures will mature on May 17, 2021.

Yield to Maturity of            1.75% per annum on the principal amount,
Debentures....................  payable semi-annually in arrears in cash on May
                                15 and November 15 of each year, commencing
                                November 15, 2001.

Conversion....................  You have the option to convert the debentures into our common stock before maturity or their earlier redemption. You can convert the debentures into common stock at a conversion rate of 10.5158 shares of common stock per $1,000 principal amount. The conversion rate will be subject to adjustment if certain events occur. See "Description of Debentures-- Conversion of Debentures by Holders."

Ranking.......................  The debentures will be unsecured and unsubordinated obligations of our company and are pari passu in right of payment with all of our existing and future unsubordinated and unsecured obligations.

Redemption at Our Option......  We may not redeem the debentures before May 18,
                                2006. At any time on or after May 18, 2006, we can redeem all or part of the debentures for cash. You may convert the debentures after they are called for redemption at any time up to three business days before the redemption date.

                                The redemption price is 100% of the principal amount plus accrued and unpaid interest, if any. See "Description of Debentures--Redemption of Debentures at Our Option."

Fundamental Change............  You may require us to repurchase the debentures if we experience a fundamental change. The fundamental change purchase price is the amount in cash equal to the principal amount plus accrued and unpaid interest, if any. We may not have sufficient funds available at the time of any fundamental change to make any required debt repayment (including repurchases of the debentures). See "Description of Debentures-- Repurchase at the Option of the Holder Upon a Fundamental Change."

Repurchase at the Option of     You may require us to repurchase the debentures
the Holder....................  on May 18, 2006, May 18, 2011, and May 18,
                                2016, for a purchase price equal to the
                                principal amount plus accrued and unpaid interest, if any. We may elect to pay all or a portion of the purchase price in common stock instead of cash, subject to certain conditions.
                                See "Description of Debentures--Repurchase of
                                Debentures at the Option of the Holder."

Use of Proceeds...............  We intend to use the net proceeds from this offering and the concurrent offering of our zero coupon convertible senior debentures due 2021 to repay amounts currently outstanding under our bank credit facility and other indebtedness and for general corporate purposes. See "Use of Proceeds."

NYSE Common Stock Symbol......  CAM

                                 RISK FACTORS

   You should carefully consider the following factors, as well as the other information contained in this prospectus supplement, the accompanying prospectus or incorporated herein by reference.

Decreases in oil and gas activity could have a significant adverse effect upon the demand for our products and services and our results of operations.

   Demand for most of our products and services depends upon the level of petroleum industry capital expenditures for exploration, production, development, processing and transmission activities. These activities depend in part on:

  . current oil and gas prices, expectations about future prices, and the cost of exploration for, producing, refining or processing and delivering oil and gas;

   .  local and international political, regulatory and economic conditions;
and

   .  the ability of the petroleum industry to obtain capital.

   In addition, a decrease in these expenditures could result from factors like unfavorable tax and other legislation or uncertainty concerning national energy policies. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for our products and services will reflect the level of these activities.

Certain of our foreign operations can be subject to uncertainties that we do not experience in our domestic operations.

   We derive revenues from sales to geographic locations that include political and economic environments that are considered to be high risk with respect to the normal conduct of business. Included in these geographic areas are locations to which the United States government has restricted export privileges by United States companies. Depending upon the status of the export restrictions and whether they may be increased, our sales and operating results may be adversely affected. In addition, we encounter risk with respect to currency exchange rate fluctuations, labor and political disturbances, requirements as to local ownership and supply and other unique circumstances that can adversely affect our ability to do business in locations outside the United States.

Although the debentures are referred to as "senior debentures," they will be effectively subordinated to any secured debt and to the debt of our subsidiaries.

   The debentures are unsecured and, therefore, will be effectively subordinated to any existing or future secured indebtedness to the extent of the value of the assets securing that indebtedness. If we default on the debentures, become bankrupt, liquidate or reorganize, any secured creditors could use their collateral to satisfy their secured indebtedness before you would receive any payment on the debentures. If the value of the collateral is not sufficient to pay any secured indebtedness in full, our secured creditors would share the value of our other assets, if any, with you and the holders of other claims against us that rank equally with the debentures. Because the debentures are obligations of Cooper Cameron, they also are effectively subordinated to any existing or future indebtedness or obligations of our subsidiaries.

You cannot be sure that an active trading market will develop for the debentures.

   There is no established trading market for the debentures. We have no plans to list the debentures on a securities exchange. We have been advised by the underwriter that it presently intends to make a market in the debentures; however, the underwriter is not obligated to do so. Any market making activity, if initiated, may be discontinued at any time, for any reason, without notice. If the underwriter ceases to act as a market maker for the debentures for any reason, we cannot assure you that another firm or person will make a market in the debentures. The liquidity of any market for the debentures will depend upon the number of holders of the debentures, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the debentures and other factors.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the debentures in this offering are estimated to be approximately $196 million. Our net proceeds from the concurrent sale of our zero coupon convertible senior debentures due 2021 are estimated to be approximately $245. We intend to use a portion of these net proceeds to repay in full the outstanding principal and interest under our bank credit facility ($195.2 million at March 31, 2001). Borrowings under the facility currently bear interest at the rate of LIBOR plus .15%. In addition, we are required to pay a commitment fee of 0.075% on the unused portion of the facility. Although we intend to pay all of the outstanding principal and interest under this facility with a portion of the proceeds from this offering, we do not intend to cancel our borrowing capability under the facility. We will use approximately $16 million of the net proceeds to repay other indebtedness.

   The remaining net proceeds will be used for general corporate purposes, which may include working capital, payment of operating expenses, capital expenditures, acquisitions and redemptions of securities.

                           COMMON STOCK PRICE RANGE

   Our common stock is listed on the New York Stock Exchange under the symbol "CAM." The following table lists the high and low per share sales prices for the common stock as reported by the New York Stock Exchange for the periods indicated:

                                                            High      Low
                                                            -----     ----
Year ended December 31, 1999:
First quarter.............................................. $ 35 7/8  $22 1/4
Second quarter.............................................   41 5/16  27 3/4
Third quarter..............................................   44 7/16  32 9/16
Fourth quarter.............................................    50      33 9/16
Year ended December 31, 2000:
First quarter..............................................   71 7/8   42 3/8
Second quarter.............................................   83 9/16  60 9/16
Third quarter..............................................   83 7/8   58 5/8
Fourth quarter.............................................   77 15/6  52 5/16
Year ended December 31, 2001:
First quarter..............................................   69 9/32  52 9/16
                                                               67
Second quarter (through May 9, 2001)....................... 19/64      46 35/64

   The reported last sale price per share of the common stock on May 10, 2001 as reported by the New York Stock Exchange is set forth on the cover page of this prospectus supplement.

                      RATIO OF EARNINGS TO FIXED CHARGES

                                          Years Ended December 31,
                                          ------------------------    March 31,
                                          1996 1997 1998 1999 2000      2001
                                          ---- ---- ---- ---- ----    ---------
Actual................................... 4.5  6.9  5.4  3.0  2.8(1)     4.5(1)
Excluding nonrecurring/unusual charges... 4.8  6.9  5.9  3.3  5.9(1)     5.7(1)

--------
(1) On a pro forma basis giving effect to the reduction of interest expense resulting from the application of the proceeds from this offering and from the concurrent offering of our 1.75% convertible senior debentures due 2021, the ratios for 2000 and the three months ended March 31, 2001 would be 3.7 and 6.0 (excluding nonrecurring/unusual charges, the pro forma ratios would be 8.6 for 2000 at 7.8 for the three months ended March 31,
    2001).

   For purposes of calculating the ratios of earnings to fixed charges, "earnings" represent income (including only distributed income of less than 50% owned entities) before income taxes and fixed charges. "Fixed charges" represent the sum of interest charges and the portion of rental expenses representative of an interest factor plus our proportionate share of those charges from our 50% owned entities.

                                CAPITALIZATION

   The following table sets forth our total short-term debt and capitalization as of March 31, 2001, and as adjusted capitalization as of that date giving effect to this offering, the concurrent offering of our zero coupon convertible senior debentures due 2021 and the application of the net proceeds therefrom.

                                                            At March 31, 2001
                                                            ------------------
                                                                         As
                                                             Actual   Adjusted
                                                            --------  --------
                                                              (in millions)
Senior revolving credit facility(1)........................ $  195.2  $     --
Other short-term debt......................................     23.1       7.1
Long-term debt.............................................     15.1      15.1
Zero coupon convertible senior debentures due 2021.........       --     250.0
1.75% convertible senior debentures due 2021...............       --     200.0
                                                            --------  --------
    Total Debt.............................................    233.4     472.2

Stockholders' Equity:
  Common stock, par value $.01 per share, 150,000,000
   shares authorized, 54,110,339 shares outstanding;
   54,110,339 shares outstanding as adjusted...............      0.5       0.5
  Capital in excess of par value...........................    933.6     933.6
  Retained deficit.........................................    (36.3)    (36.3)
  Accumulated other elements of comprehensive income.......    (55.4)    (55.4)
                                                            --------  --------
    Total stockholders' equity.............................    842.4     842.4
                                                            --------  --------
Total capitalization....................................... $1,075.8  $1,314.6
                                                            ========  ========

--------
(1) As of May 8, 2001, there were additional senior revolving credit facility borrowings of approximately $95 million outstanding to be repaid with the net proceeds of this offering and the concurrent offering of our zero coupon convertible senior debentures due 2021.

                           DESCRIPTION OF DEBENTURES

   The debentures will be issued under an indenture dated as of May 8, 1998, as supplemented by a supplemental indenture to be dated as of May 16, 2001, between us and Bank One, NA (as successor to The First National Bank of Chicago), as trustee. We have summarized the material terms and provisions of the debentures in this section, which supplement the terms of the senior debt securities contained in the prospectus. In addition to the material terms of the debentures contained in this prospectus supplement, you should read the description of the indenture contained in the prospectus for additional information regarding your rights as a holder of the debentures before you buy any of these debentures. References in this section to "us," "we" and "our" are solely to Cooper Cameron and not to our subsidiaries. References in this section to the "indenture" shall mean the indenture, as supplemented by the supplemental indenture relating to the debentures. In the event of any inconsistency between the terms of the debentures contained in this prospectus supplement and the provisions of the indenture contained in the prospectus, the terms contained in this prospectus supplement shall control with respect to the debentures.

General; Ranking

   The debentures will be unsecured and unsubordinated obligations of our company and are pari passu in right of payment with all of our existing and future unsubordinated and unsecured obligations. We will issue debentures in an aggregate principal amount of $200,000,000. The debentures are scheduled to mature on May 17, 2021.

   The principal and interest of each debenture is payable at the office or agency of the paying agent, in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the trustee, or any other office of the paying agent maintained for this purpose. You may present debentures for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. The trustee will initially serve as paying agent, conversion agent and registrar. We will not impose a service charge for any registration, transfer or exchange of debentures. However, we may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.

Interest

   The debentures will bear interest at the annual rate of 1.75% and will accrue interest from May 16, 2001 or from the most recent date to which interest has been paid or provided for. We will pay interest on the debentures twice a year, on May 15 and November 15, beginning on November 15, 2001, to the person in whose name a debenture is registered at the close of business on the May 1 or November 1 that immediately precedes the date on which interest will be paid. Interest will cease to accrue on a debenture upon its maturity, conversion, purchase by us at the option of a holder or redemption. We will calculate interest on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Debentures by Holders

   You may convert your debentures into shares of our common stock at any time prior to maturity. However, if we elect to redeem a debenture, you may convert it only up to three business days prior to a redemption date, unless we fail to pay the redemption price. If you have delivered a repurchase notice exercising your option to require us to repurchase your debenture, you may not convert the debenture unless you withdraw the notice in accordance with the terms of the indenture. Similarly, if you exercise your option to require us to repurchase your debenture upon a Fundamental Change (as defined in the indenture), that debenture may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your debentures in whole or in part provided that you convert them in multiples of $1,000 principal amount. We will deliver the shares issuable upon any conversion to the trustee no later than the close of business on the seventh business day following the conversion date.

   The initial conversion rate is 10.5158 shares of common stock per $1,000 principal amount of debentures, subject to adjustment upon the occurrence of the events described below. This rate is equivalent to an initial conversion price of $95.095 per share of common stock. If, on conversion, you would be entitled to a fractional share of common stock, you will instead receive cash in an amount equal to the closing price of shares of our common stock on the trading day immediately prior to the conversion date multiplied by such fraction.

   The conversion date is the date on which all of the requirements for delivery of the debenture for conversion have been satisfied.

   The conversion rate is subject to adjustment to prevent dilution upon the occurrence of any one of the following events:

     (1) the issuance of our common stock as a dividend or distribution on our common stock;

     (2) the issuance to our stockholders of rights or warrants to purchase our common stock at below market price;

     (3) certain subdivisions, combinations and reclassifications of our outstanding common stock;

     (4) distributions to all our common stockholders of our capital stock, debt securities, or other assets, excluding distributions of:

       .  common stock in the manner described in item (1) above;

       .  rights or warrants in the manner described in item (2) above; or

       .  cash in the manner described in item (5) below;

     (5) cash distributions, excluding any quarterly cash dividend on our common stock if the quarterly distribution does not exceed the greater of:

      . the cash dividend per share from the previous quarter not requiring an adjustment under this provision, as adjusted to reflect subdivisions or combinations of our common stock; or

      . 3.75% of the average of the last reported sales price of the common stock during the 10 trading days immediately prior to the dividend declaration date;

      (6) payment in respect of a tender offer or exchange offer by us or any of our subsidiaries for our common stock if the price per share exceeds the current market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made; and

      (7) payment in respect of certain tender offers or exchange offers by a third party in which, as of the closing or expiration date of such offer, our board of directors does not recommend rejection of the offer, in which case an adjustment will be made only if:

      . the tender offer or exchange offer increases the ownership of the person making the offer to more than 25% of our common stock; and

      . the cash and other consideration paid exceeds the market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made.

   If an adjustment were required to be made under item (5) above as a result of a quarterly distribution, the adjustment would be based upon the amount by which the cash distributed exceeded the maximum quarterly dividend permitted under that item. If an adjustment were required to be made under item (5) as a result of a distribution other than a quarterly dividend, the adjustment would be based upon the full amount of cash distributed. The adjustment referred to in item (7) above will not be made if, as of the closing of the tender offer or exchange offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation, merger or sale of all or substantially all our assets.

   If our common stockholders become entitled to receive stock or other securities, property, cash or other assets upon any reclassification of our common stock, any consolidation or merger involving us, or any sale to another entity of substantially all of our assets, then you will generally be able to convert your debentures into the same type of consideration received by our common stockholders as if you had converted your debentures immediately prior to the triggering event.

   We may increase the conversion rate for a period of at least 20 days so long as:

  .    the increase remains irrevocable during that period; and

  . our board of directors determines that the increase is in our best interest, which determination shall be conclusive.

   We must give at least seven days' advance notice thereof. In addition to increases in the conversion rate of the type described above, we may increase the conversion rate as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our stock, or rights to acquire stock, or from any event treated as a dividend, distribution or right to acquire our stock for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

   No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1.0% in the conversion rate then in effect; provided that any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment.

   Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock, any securities convertible into or exchangeable for our common stock or any rights to purchase any of the foregoing.

   Debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date (except debentures to be redeemed on the next interest payment date) must also be accompanied by an amount equal to the accrued and unpaid interest on the debentures that the holders of the debentures are to receive. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion.

   In the event of a taxable distribution to our common stockholders or in certain other circumstances requiring an adjustment to the conversion rate, the debenture holders may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Certain United States Federal Income Tax Considerations."

Redemption of Debentures at Our Option

   We may not redeem the debentures before May 18, 2006. Beginning on May 18, 2006, we may redeem the debentures for cash in whole at any time, or in part from time to time, by mailing a redemption notice to the debenture holders not less than 30 days nor more than 60 days prior to the redemption date. You can convert the debentures after they are called for redemption at any time up to three business days prior to the redemption date.

   The redemption price per debenture will be an amount in cash equal to 100% of the principal amount plus accrued and unpaid interest, if any, up to and excluding the redemption date. The debentures will be redeemable in multiples of $1,000 principal amount. There is no sinking fund for the debentures.

   If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your certificated debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption.

Repurchase of Debentures at the Option of the Holder

   You have the right to require us to repurchase the debentures on May 18, 2006, May 18, 2011 and May 18, 2016. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

   The repurchase price payable by us will be equal to the principal amount plus accrued and unpaid interest, if any, up to and excluding the repurchase date. We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of the two. For a discussion of the tax treatment of debenture holders receiving cash, shares of our common stock or both, see "Certain United States Federal Income Tax Considerations."

   If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by the market price (as defined below) of our common stock. We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Debenture holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

   Your right to require us to repurchase debentures is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

   The repurchase notice must state:

     (1) if certificated debentures have been issued, the debenture certificate numbers (or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures);

     (2) the portion of the principal amount of debentures to be repurchased, which must be in $1,000 multiples;

     (3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

     (4) your election, in the event that we decide to pay all or a portion of the repurchase price in shares of our common stock but prove unable to satisfy the conditions for common stock payment and ultimately have to pay cash, to:

      . withdraw your repurchase notice with respect to all or a portion of the debentures listed therein; or

      . receive cash for the entire repurchase price for all the debentures listed in your repurchase notice.

   If you fail to indicate your election under item (4) above, you will be deemed to have elected to receive cash for the entire repurchase price for all the debentures listed in your repurchase notice.

   You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

  .    the principal amount of the withdrawn debentures;

  . if certificated debentures have been issued, the certificate numbers of the withdrawn debentures (or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

  . the principal amount, if any, which remains subject to the repurchase notice.

   We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

  . whether we will pay the repurchase price of the debentures in cash, shares of our common stock, or both (in which case the relative percentages will be specified);

  . if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate "market price" of the common stock; and

  . the procedures that holders must follow to require us to repurchase their debentures.

   The "market price" means the average sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date (assuming the third business day prior to the applicable repurchase date is a trading day, or if not, the five trading days ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

   The "sale price" of our common stock on any date means the closing sale price per share of our common stock on that date (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) as reported on the New York Stock Exchange.

   Because the market price of our common stock will be determined prior to the applicable repurchase date, debenture holders bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of our common stock only if our common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

   Upon determination of the actual number of shares of our common stock to be issued in accordance with the foregoing provisions, if required, we will notify the securities exchanges or quotation systems on which our common stock is then listed or quoted and disseminate the number of shares to be issued on our website or through another public medium.

   Our right to repurchase your debentures, in whole or in part, with shares of our common stock is subject to various conditions, including:

  . registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required; and

  . qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom.

   If these conditions are not satisfied by a repurchase date, we will pay the repurchase price of the debentures to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the debenture holders the required notice, except as described in the preceding sentence.

   Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after that date:

  .    the debenture will cease to be outstanding;

  .    interest will cease to accrue; and

  . all rights (other than the right to receive the repurchase price upon delivery of the debenture) of the holder will terminate.

   This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent.

   Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. The indenture will prohibit us from repurchasing debentures for cash from debenture holders if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

   Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. If this were to occur, we could be required to issue shares of our common stock to pay the repurchase price at valuations based on then prevailing market prices for all debentures tendered by their holders.

   We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. We will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

Repurchase at the Option of the Holder Upon a Fundamental Change

   If we undergo a Fundamental Change (as defined below), you will have the option to require us to purchase for cash any or all of your debentures on a purchase date that is 30 days after the date we provide you with notice of such Fundamental Change. We will pay a purchase price equal to the principal amount plus accrued and unpaid interest through the date of purchase. You may require us to purchase all or any part of your debentures provided that the principal amount of the debentures being purchased is an integral multiple of $1,000.

   A "Fundamental Change" occurs in the following situations:

     (1) any person or group after the first issuance of debentures becomes the beneficial owner (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or any other method) of our voting stock representing 50% or more of the total voting power of all of our outstanding classes of voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

     (2) we consolidate with or merge with or into another person, we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets or any person consolidates with or merges with or into our company; or

     (3) our company liquidates or dissolves.

   A "Fundamental Change" will not be deemed to have occurred for purposes of
(1) or (2) above if:

     (1) the persons that beneficially own our voting stock immediately prior to a transaction beneficially own shares with a majority of the total voting power of all outstanding voting stock of the surviving or transferee person; or

     (2) at least 50% of the total consideration to be paid or exchanged in connection with such transaction consists of common stock of the acquiror or successor entity which is listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq's National Market or any similar United States system of automated dissemination of quotations of securities prices.

   In order to exercise your right to require us to repurchase your debentures upon a Fundamental Change, you must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be repurchased. You may withdraw the notice by delivering a written withdrawal notice to the paying agent before the repurchase date. On or before the 10th day following a Fundamental Change, we are required to mail to the trustee and all debenture holders of record a written notice:

  .    stating that a Fundamental Change has occurred; and

  . explaining the repurchase rights that have arisen as a consequence of the Fundamental Change.

   To exercise your repurchase right, you must deliver to us (or our designated agent) within 30 days after the date of our Fundamental Change notice:

  .    written notice of your election to exercise your repurchase right; and

  .    the debentures to be repurchased duly endorsed for transfer.

   Payment for debentures surrendered for repurchase (and not withdrawn) prior to the expiration of the 30-day period will be made promptly following the repurchase date. We will purchase the debentures at a cash price equal to the principal amount plus accrued and unpaid interest from the date we exercised our option.

   In the event of a Fundamental Change, we will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time we repurchase the debentures. We will also file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

   The repurchase rights of the debenture holders could discourage a potential acquirer from acquiring us, but the Fundamental Change repurchase feature does not result from management's knowledge of any potential acquirer's attempt to obtain control of us, nor is it part of an anti-takeover strategy on the part of management.

   The term "Fundamental Change" is limited to specific types of transactions and does not include other events that might adversely affect our financial condition. Moreover, the Fundamental Change repurchase feature may not protect you in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving or affecting us.

   No debentures may be repurchased at the option of holders upon a Fundamental Change if there has occurred and is continuing an event of default described under "--Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the Fundamental Change purchase price with respect to the debentures.

Events of Default; Notice and Waiver

   If an event of default has occurred and is continuing, the indenture provides that either the trustee or the holders of at least 25% in aggregate principal amount of the debentures then outstanding, in the case of an event of default described under paragraphs (1) and (2) below under the definition of events of default, or the holders of 25% in aggregate principal amount of the debt securities of all affected series then issued and outstanding under the indenture, in the case of an event of default specified under paragraph
(3) under the definition of events of default, may declare due and payable the principal amount plus accrued and unpaid interest on the debentures to the date of the declaration.

   In the case of certain events of bankruptcy or insolvency, the principal amount plus interest accrued and unpaid on the debentures to the date of the event will automatically become immediately due and payable.

   Under circumstances specified in the indenture, the holders of a majority in aggregate principal amount of the outstanding debentures (or of all affected debt securities under the indenture) may rescind any acceleration of the debentures so that they will not become immediately due and payable.

   Cash interest will accrue at the rate of 1.75% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the principal amount plus accrued and unpaid interest to the extent such payment of the interest is legally enforceable.

   The following constitute events of default under the indenture with respect to the debentures:

   (1) our failure to pay any of the following when each becomes due and payable:

     .the principal amount of the debentures;

     .redemption price;

     .repurchase price; or

     .Fundamental Change purchase price;

   (2) our failure for 30 days to pay any interest due on the debentures;

   (3) our failure to comply with any of our covenants or agreements set forth in the indenture or the debentures for 30 days after written notice by the trustee or by the holders of at least 25% in principal amount of the outstanding debentures;

   (4) certain events involving our bankruptcy, insolvency or reorganization.

Modification and Waiver

   In addition to the provisions contained under "Description of Debt Securities--Provisions Applicable to Both Senior and Subordinated Debt Securities" in the prospectus, we may not amend, modify or supplement the indenture without the consent of each holder affected if the effect of such amendment, modification or supplement would be to:

   (1) reduce the repurchase price or Fundamental Change purchase price;

   (2) impair the right to institute suit for payment under, or conversion of, the debentures;

   (3) change any obligation of Cooper Cameron to maintain an office or agency in the places and for the purposes specified in the indenture; or

   (4) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a Fundamental Change.

Payment and Paying Agents

   Payments on the debentures not made in shares of our common stock will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

   The trustee initially will be designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

   Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry System

   The debentures will be represented by one or more Global Securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and be registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

   Upon the issuance of a Global Security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the underwriter with the respective principal amounts of the debentures represented by the Global Security. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

   So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that Global Security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have debentures represented by that Global Security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, or payments of the redemption price or the repurchase price on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant Global Security. Neither we, the trustee, any paying agent nor the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to nor payments made on account of beneficial interests in a Global Security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

   We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, or payments of the redemption price or the repurchase price will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a Global Security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

   If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire Global Security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a Global Security and, in such event, will issue debentures in definitive form in exchange for the entire Global Security relating to such debentures. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive form of debentures represented by such Global Security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

   DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a clearing corporation within the meaning of the Uniform Commercial Code and a clearing agency registered pursuant to the provisions of
Section 17A of the Exchange Act. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Security among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

   Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

   Holders of debentures may not request certificated debentures and certificated debentures will not be issued, except at our option or in exchange for debentures represented by the Global Security if no successor depositary is appointed by us as set forth above in the fifth paragraph under this caption.

Information Concerning the Trustee

   We have appointed Bank One, NA as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

   The following is a general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures or common stock to initial purchasers of the debentures who are U.S. holders (as described below), and U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of the debentures or common stock to initial purchasers who are non-U.S. holders (as described below). This discussion does not purport to be a complete analysis of all the potential tax considerations relating to the debentures or common stock. In particular, this discussion does not address all tax considerations that may be important to you in light of your particular circumstances (such as the alternative minimum tax provisions) or under certain special rules. Special rules may apply, for instance, to banks, tax-exempt organizations, dealers in securities, persons who hold debentures or common stock as part of a hedge, conversion or constructive sale transaction, or straddle or other risk reduction transaction, or to persons who have ceased to be United States citizens or to be taxed as resident aliens. In addition, this discussion does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. This discussion is limited to persons that hold debentures and any common stock into which the debentures are converted as capital assets within the meaning of Section 1221 of the Internal Revenue Code 1986, as amended ("Code"). The "issue price" of the debentures is the first price at which a substantial portion of the debentures is sold to the public (not including sales to underwriters or placement agents).

   This discussion is based on the Code and the Treasury Regulations promulgated thereunder, and judicial decisions and administrative interpretations of the Code and the Regulations as of the date hereof, all of which are subject to change or different interpretations, possibly with retroactive effect. No assurance can be given that the Internal Revenue Service (the "IRS") will not challenge one or more of the conclusions described herein. We have not obtained, nor will obtain, a private letter ruling from the IRS with respect to the U.S. federal tax consequences of acquiring, holding or disposing of the debentures or common stock.

   Please consult your own tax advisors as to the particular tax consequences to you of acquiring, holding, converting or otherwise disposing of the debentures and common stock, including the effect and applicability of state, local or foreign tax laws and the potential for a Tax Event to occur.

U.S. Holders

   A U.S. holder for purposes of this discussion is a holder of a debenture or common stock that is:

  .    a citizen or resident of the United States;

  . a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof;

  . an estate or trust the income of which is subject to United States federal income taxation regardless of its source; or

  . a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or if the trust was in existence on August 20, 1996, and has elected to be treated as a United States trust.

   Sale, Exchange or Retirement of the Debentures. Except as described below, upon the sale, exchange or retirement of a debenture, you will recognize gain or loss equal to the difference between the sale or redemption proceeds and your adjusted tax basis in the debenture. Your adjusted tax basis in a debenture generally will equal your cost of the debenture. Gain or loss realized on the sale, exchange or retirement of a debenture generally will be capital gain or loss and will be long-term capital gain or loss if the debenture is held for more than one year. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals) and losses (the deductibility of which is subject to limitations).

   Conversion of Debentures. A U.S. holder will not recognize any income, gain or loss upon conversion of a debenture into common stock, except with respect to cash received in lieu of a fractional share. Your basis in the common stock received on conversion of a debenture will be the same as your basis in the debenture at the time of conversion (reduced by any tax basis allocable to a fractional share), and your holding period for the common stock received on conversion generally will include the holding period of the debenture converted (except that the holding period of common stock attributable to original issue discount may commence on the day following the date of conversion). The receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss (measured by the difference between the cash received for the fractional share interest and your tax basis in the fractional share).

   Exercise of Repurchase Right. If you require us to repurchase a debenture on a repurchase date and if we issue common stock in full satisfaction of the purchase price, the exchange of a debenture for common stock will be treated for tax purposes as a conversion discussed under "--Conversion of Debentures" above. If you require us to repurchase a debenture on a repurchase date and if we deliver a combination of cash and common stock in payment of the purchase price, then, in general:

  . you will recognize gain (but not loss) to the extent that the cash and the value of the common stock exceeds your adjusted tax basis in the debenture, but in no event will the amount of recognized gain exceed the amount of cash received;

  . your basis in the common stock received will be the same as your basis in the debenture repurchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash received (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, recognized by you (other than gain with respect to a fractional share); and

  . the holding period of the common stock received in the exchange will include the holding period for the debenture that was repurchased.

   Adjustment of Conversion Rate. If at any time we make a distribution of property to shareholders that would be taxable to shareholders as a dividend for federal income tax purposes (for example, distributions of evidences of indebtedness or assets of ours, but generally not share dividends or rights to subscribe for common stock) and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to you. If the conversion rate is increased at our discretion or in certain other circumstances, such increase also may be deemed to be the payment of a taxable dividend to you.

   Dividends on Common Stock. The amount of any distribution in respect of the common stock will be equal to the amount of cash and the fair market value, on the date of distribution, of any property distributed. Generally, these distributions will be treated as a dividend, subject to a tax as ordinary income, to the extent of our current or accumulated earnings and profits, then as a tax-free return of capital to the extent of the holder's tax basis in the common stock, and thereafter as capital gain from the sale or exchange of the stock, long-term or short-term depending on whether the holder's holding period exceeds one year.

   In general, a dividend distribution to a corporate U.S. holder will qualify for the 70% dividends received deduction if the holder owns less than 20% of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock). A corporate U.S. holder that owns 20% or more of the voting power and value of our stock (other than any non-voting, non-convertible, non-participating preferred stock) generally will qualify for an 80% dividends received deduction. The dividends received deduction is subject, however, to certain holding period, taxable income and other limitations.

   If at any time (i) we make a distribution of cash or property to our stockholders or purchase common stock and the distribution or purchase would be taxable to stockholders as a dividend for United States federal income tax purposes (e.g., distributions of evidences of indebtedness or assets, but generally not stock dividends or rights to subscribe for common stock) and, pursuant to the antidilution provisions of the debentures, the conversion rate of the debentures is increased, or (ii) the conversion rate of the debentures is increased at our discretion, the increase in conversion rate may be deemed to be the payment of a taxable dividend to U.S. holders of debentures (pursuant to Section 305 of the Code) to the extent of our current or accumulated earnings and profits. In any such case, holders of debentures could have taxable income as a result of an event pursuant to which they received no cash or property.

   Sale of Common Stock. Upon the sale or exchange of common stock, a U.S. holder generally will recognize capital gain or loss equal to the difference between:

  . the amount of cash and the fair market value of any property received upon the sale or exchange; and

  . the holder's adjusted tax basis in the common stock. The capital gain or loss will be long-term if the U.S. holder's holding period in the common stock is more than one year at the time of the sale or exchange. A U.S. holder's basis and holding period in common stock received upon conversion of a debenture are determined as discussed above under "-- Conversion of the Debentures."

   Information Reporting and Backup Withholding. Information reporting and backup withholding may apply to payments of interest or dividends on, or the proceeds of the sale or other disposition of, the debentures or common stock with respect to certain noncorporate holders. Such holders generally will be subject to backup withholding at a rate of 31% unless the recipient of the payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding. Any amount withheld under backup withholding is allowable as a credit against the holder's federal income tax, upon furnishing the required information.

Non-U.S. Holders

   A non-U.S. holder for purposes of this discussion is a holder of a debenture or common stock that is not a U.S. holder, as described above. But if a partnership, including any foreign entity or U.S. entity treated as a partnership for United States federal income tax purposes, is the beneficial owner of a debenture or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, not the partnership, and upon the activities of the partnership. Thus, partners of partnerships who are non-U.S. holders holding a debenture or common stock should consult their tax advisors.

   For purposes of the following discussion, interest and dividend income, and gain on the sale, exchange or redemption of a debenture or a common stock will be United States trade or business income if the income or gain is:

  . effectively connected with a trade or business carried on by the non-U.S. holder within the United States; or

  . if a tax treaty applies, attributable to a permanent establishment (or in the case of an individual, a fixed place of business) in the United States.

   United States trade or business income will be taxed at regular United States federal income tax rates.

   In the case of a non-U.S. holder that is a corporation the United States trade or business income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to United States trade or business income) at a 30% rate. The branch profits tax may not apply (or may apply at a reduced rate) if the recipient is a qualified resident of certain countries with which the United States has an income tax treaty.

   Interest. Payments of interest, including original issue discount, that are paid to a non-U. S. holder on a debenture that is not United States trade or business income will not be subject to United States tax if the interest qualifies as portfolio interest. Generally, interest on the debentures will qualify as portfolio interest if:

  . the non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote within the meaning of Section 871(h) (3) of the Code and the regulations thereunder;

  . the non-U.S. holder is not a controlled foreign corporation that is related to us through actual or constructive stock ownership;

  . the non-U.S. holder is not a bank that acquired the debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

  . we, or our paying agent, receives a properly executed certification as set forth in Sections 871(h) and 881(c) of the Code and the regulations thereunder, on Form W-8BEN or suitable substitute or successor form, signed under penalties of perjury that the beneficial owner is not a "United States person" for United States federal income tax purposes and that provides the beneficial owner's name and address.

   Payments of interest, including original issue discount, to a non-U.S. holder that do not qualify for the portfolio interest exception discussed above and that are not United States trade or business income will be subject to withholding of United States federal income tax at a rate of 30% unless a United States income tax treaty applies to reduce the rate of withholding. To claim a treaty reduced rate or an exemption from withholding because the interest is United States trade or business income, the non-U.S. holder must provide a properly executed Form W-8ECI.

   Treasury Regulations that became effective January 1, 2001 provide alternative methods for satisfying the certification requirement described above. These Treasury Regulations require, in the case of debentures held by a foreign partnership, that:

  . the certification described above be provided by the partners rather than by the foreign partnership (unless the foreign partnership agrees to become a "withholding foreign partnership"); and

  .     the partnership provide certain information, including a United States taxpayer identification number. A look-through rule will apply in the case of tiered partnerships.

   Dividends. Distributions with respect to the common stock that are treated as dividends to a non-U.S. holder (excluding dividends that are effectively connected with the conduct of a trade or business in the United States by such holder and are taxable as described below) will be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty). Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the conduct of a trade or business in the United States by the non-U.S. holder. Even though the effectively connected dividends are subject to income tax, and may be subject to the branch profits tax, they will not be subject to U.S. withholding tax if the holder provides a properly executed Form 4224 to the payor.

   Under current Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country (unless the payor has knowledge to the contrary) for purposes of the withholding discussed above and, under the current interpretation of the Treasury Regulations, for purposes of determining the applicability of a tax treaty rate. Under Treasury Regulations that become effective for distributions after 2000, however, a non-U.S. holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. In addition, under these Treasury Regulations, in the case of common stock held by a foreign partnership, the certification requirement generally would be applied to the partners of the partnership (unless the partnership agrees to become a withholding foreign partnership) and the partnership would be required to provide certain information, including a United States taxpayer identification number. These Treasury Regulations also provide look-through rules for tiered partnerships.

   Conversion of the Notes. In general, no United States federal income tax withholding will be imposed upon the conversion of a debenture into common stock by a non-U.S. holder except with respect to the receipt of cash in lieu of fractional shares by non-U.S. holders upon conversion of a debenture where the conditions described below under "--Gain on Disposition of the Debentures and Common Stock" are satisfied.

   Gain on Disposition of the Debentures and Common Stock. You generally will not be subject to United States federal income tax on gain realized on the sale, exchange or redemption of a debenture, including the exchange of a debenture for common stock, or the sale or exchange of common stock unless:

    . you are an individual present in the United States for 183 days or more in the year of such sale, exchange or redemption and either:

    .you have a tax home in the United States and certain other requirements are met;

    . the gain from the disposition is attributable to an office or other fixed place of business in the United States; or

    . the gain is effectively connected with your conduct of a United States trade or business.

However, in some instances you may be required to establish an exemption from United States federal income and withholding tax.

   Although capital gains of non-U.S. holders from the sale of stock are generally not subject to United States income tax, gains from the sale of a United States real property holding corporation are taxable to such persons, subject to certain exceptions. We have not been, and are not now, and have no reason to believe we will become, a United States real property holding corporation.

   U.S. Federal Estate Tax. Debentures held (or treated as held) by an individual who is a non-U.S. holder at the time of his death (or theretofore transferred subject to certain retained rights or powers) will not be subject to United States federal estate tax provided that any interest thereon would be exempt as portfolio interest if the interest were received by the non-U.S. holder at the time of his death. An individual's estate may be subject to United States federal estate tax on the property includible in the estate for United States federal estate tax purposes.

   Common stock actually or beneficially held (other than through a foreign corporation) by a non-U.S. holder at the time of his death (or previously transferred subject to certain retained rights or powers) will be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

   United States Information Reporting and Backup Withholding Tax. United States information reporting and backup withholding tax (in general, a tax imposed at the rate of 31% on interest payments to persons that fail to furnish the information required under the United States information reporting requirements) generally will not apply to payments of interest that qualify as portfolio interest as described above (provided that we have no actual knowledge that the holder is a United States person). Non-U.S. holders will be required to provide certification to us of qualification for the portfolio interest or treaty exemption to avoid withholding.

   Payments of the proceeds of the sale of a debenture or common stock to or through a foreign office of a broker (as defined in the applicable Treasury Regulations) will not be subject to backup withholding (absent actual knowledge that the payee is a United States person) but will be subject to information reporting if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, or a foreign person 50% or more of whose gross income is from a United States trade or business, unless the broker has in its records documentary evidence that the holder is not a United States person and certain conditions are met (including that the broker has no actual knowledge that the holder is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale to or through the United States office of a broker is subject to backup withholding and information reporting, unless the holder certifies that it is a non-U.S. holder under penalties of perjury or otherwise establishes an exemption.

   If paid to an address outside the United States, dividends on common stock held by a non-U.S. holder generally will not be subject to the information reporting and backup withholding requirements described in this section, provided that the payor does not have actual knowledge that the holder is a United States person.

However, under the Treasury Regulations effective with respect to payments made after December 31, 2000, dividend payments will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

   Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against, or refund of, such holder's regular federal income tax liability, provided that certain information is provided by the holder to the IRS.

   The Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, the final regulations do not significantly alter the substantive withholding and information reporting requirements but rather unify current certification procedures and forms and clarify reliance standards. The final regulations generally are effective for payments made after December 31, 2000, subject to certain transition rules. Non-U.S. holders should consult their own tax advisors with respect to the impact, if any, of the new final regulations.

                                  UNDERWRITER

   Under the terms and subject to the conditions contained in an underwriting agreement dated May 10, 2001, Morgan Stanley & Co. Incorporated has agreed to purchase, and we have agreed to sell to the underwriter, $200,000,000 principal amount of debentures.

   The underwriter is offering the debentures subject to its acceptance of the debentures from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the debentures offered by this prospectus supplement are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the debentures offered by this prospectus supplement if any such debentures are taken.

   The underwriter proposes initially to offer part of the debentures to the public at the public offering price listed on the cover page of this prospectus supplement and part to certain dealers at a price that represents a concession not in excess of $10.50 per debenture. After the initial offering of the debentures, the offering price and other selling terms may from time to time be varied by the underwriter.

   The debentures are a new issue of securities with no established trading market. We do not intend to apply for listing of the debentures on a national securities exchange, but the underwriter has advised us that it presently intends to make a market in the debentures as permitted by applicable laws and regulations. The underwriter is not obligated, however, to make a market in the debentures and any such market-making activity may be discontinued at any time at the sole discretion of the underwriter. Accordingly, we cannot assure you as to the liquidity of, or trading markets for, the debentures.

   We are agreeing that, without the prior written consent of Morgan Stanley & Co. Incorporated, we will not, during the period ending 90 days after the date of this prospectus supplement:

  . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable of common stock; or

  . enter into any swap or other arrangement that transfer to another, in whole or in part, any of the economic consequence of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described in this paragraph do not apply to:

  . issuance and sale of the debentures offered hereby and the concurrent offering of our zero coupon convertible senior debentures due 2021;

  . issuance of the common stock issuable upon conversion of the debentures offered hereby and the concurrent offering of our zero coupon convertible senior debentures due 2021;

  . grant of options or issuance and sale of stock upon the exercise of outstanding stock options or otherwise pursuant to our stock-based benefit plans; and

  . issuance of common stock as partial or total consideration for the assets or shares of an acquired business, but only to the extent that the shares so issued represent 20% or less of our resulting shares outstanding.

   In order to facilitate the offering of the debentures, the underwriter may engage in transactions that stabilize or maintain or otherwise affect the price of the debentures or the common stock. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the debentures for its own account. In addition, to cover over-allotments or to stabilize the price of the debentures, the underwriter may bid for, and purchase, the debentures or shares of the common stock in the open market. Finally, the underwriter may reclaim selling concessions allowed to an underwriter or dealer for distributing debentures in this offering, if the underwriter repurchases previously distributed debentures in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the debentures or the common stock above independent market levels. The underwriter is not required to engage in these activities and may end any of these activities at any time.

   From time to time, the underwriter or its affiliates may provide investment banking services to us, for which they have received customary compensation.

   We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS

   Certain legal matters in connection with the debentures offered by this prospectus supplement will be passed upon for us by Porter & Hedges, L.L.P., Houston, Texas. Baker Botts L.L.P., Houston, Texas will pass upon certain legal matters for the underwriter.